SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)

                           DUCKWALL-ALCO STORES, INC.
                                (Name Of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                    264142100
                                 (CUSIP Number)

                                JEFFREY J. MACKE
                             2001 Union Street, #320
                             San Francisco, CA 94123
                                 (415) 789-0399

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 22, 2005
             (Date of Event Which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box if a fee is being paid with this statement [ ].


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


CUSIP Number 264142100

1.  Name of Reporting Persons S.S. or I.R.S. Identification Nos.
    of Above Persons

    Jeffrey J. Macke

2.  Check the Appropriate Box if a Member of a Group                    (a)

3.  SEC Use Only                                                        (b)

4.  Source of Funds (See Instructions)                                  OO

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Item 2(d) or 2(e)                                Not Applicable

6.  Citizenship or Place of Organization                         United States

7.  Sole Voting Power                                                 44,800

8.  Shared Voting Power                                                2,500

9.  Sole Dispositive Power                                            44,800

10. Shared Dispositive Power                                           2,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person      47,300

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                            Not Applicable

13. Percent of Class Represented by Amount In Row (11)                 1.06%

14. Type of Reporting Person (See Instructions)                         IN


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


CUSIP Number 264142100

1.   Name of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons

     Kathleen O. Macke

2.   Check the Appropriate Box if a Member of a Group                   (a)
                                                                        (b)
3.   SEC Use Only

4.   Source of Funds (See Instructions)                                 OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Item 2(d) or 2(e)                      Not Applicable

6.   Citizenship or Place of Organization                         United States

7.   Sole Voting Power                                                  0

8.   Shared Voting Power                                             29,676

9.   Sole Dispositive Power                                             0

10.  Shared Dispositive Power                                        29,676

11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person                                                29,676

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See  Instructions)                 Not Applicable

13.  Percent of Class Represented by Amount In Row (11)              0.66%

14.  Type of Reporting Person (See Instructions)                      IN


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CUSIP Number 264142100

1.   Name of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons

     Kenneth A. Macke Revocable Trust dated as of December 16, 1986

2.   Check the Appropriate Box if a Member of a Group                   (a)

3.   SEC Use Only                                                       (b)

4.   Source of Funds (See Instructions)                                 OO

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                               Not Applicable

6.   Citizenship or Place of Organization                           California

7.   Sole Voting Power                                                  0

8.   Shared Voting Power                                                0

9.   Sole Dispositive Power                                             0

10.  Shared Dispositive Power                                           0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person       0

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                           Not Applicable

13.  Percent of Class Represented by Amount In Row (11)                 0%

14.  Type of Reporting Person (See Instructions)                        OO


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         This Amendment No. 4 to Schedule 13D ("Amended 13D") is being filed jointly by Jeffrey J. Macke and Kathleen O. Macke individually and on behalf of Kenneth A. Macke and as trustee of the Kenneth A. Macke Revocable Trust ("KAM Trust") to reflect that the KAM Trust no longer has beneficial ownership of any shares of common stock, par value $.0001 per share.

ITEM 1. SECURITY AND ISSUER
        -------------------

         This Amended 13D relates to the common stock, par value $.0001 per share ("Common Stock"), of Duckwall-Alco Stores, Inc., a Delaware corporation (the "Company"). The address of the Company's principal office is 401 Cottage Street, Abilene, Kansas 67410.

ITEM 2. IDENTITY AND BACKGROUND
        -----------------------

         This Amended 13D is being filed by the following persons as a joint filing pursuant to Rule 13D-1(k)(1):

         Jeffrey J. Macke ("Jeff Macke")
         Kathleen O. Macke ("Mrs. Macke")
         Kenneth A. Macke Revocable Trust ("KAM Trust")

Jeffrey J. Macke
----------------

         (a)-(f) The business address of Jeff Macke is 98 Main Street, #606, Tiburon, CA 94920. Jeff Macke is a member of the Board of Directors of the Company and a member of the Audit Committee and the Compensation Committee of the Company. Jeff Macke is the controlling member and investment manager for Macke Asset Management, LLC, a Delaware limited liability company. Macke Asset Management, LLC is an investment advisor that provides investment advisory services for various persons. During the last five years, Jeff Macke (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Jeff Macke is a United States citizen.

Kathleen O. Macke
-----------------

         (a)-(f) The address of Mrs. Macke is PO Box 3687, Yountville, CA 94599. Mrs. Macke is a retired individual who also acts as custodian and guardian for her husband, Kenneth A. Macke ("Kenneth Macke"), and is the trustee of the KAM Trust. Kenneth Macke is a retired individual and is the father of Jeff Macke and husband to Mrs. Macke. During the last five years, neither Mrs. Macke nor Kenneth Macke (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any


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

violation with respect to such laws. Mrs. Macke is a United States citizen. Kenneth Macke is a United States citizen.

Kenneth A. Macke Revocable Trust
--------------------------------

         (a)-(f) The principal business of the KAM Trust is managing the assets of Kenneth Macke. The principal business address of KAM Trust is PO Box 3687 Yountville, CA 94599. During the last five years, the KAM Trust (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The KAM Trust is a California trust.

ITEM 3. SOURCE AND AMOUNTS OF FUNDS AND OTHER CONSIDERATION
        ---------------------------------------------------

         Not applicable.

ITEM 4. PURPOSE OF TRANSACTION
        ----------------------

         Pursuant to that certain memorandum of understanding dated as of April 19, 2005 (the "Agreement"), Kathleen O. Macke, trustee of the KAM Trust, agreed to sell 399,362 shares of Common Stock for $18.00 per share to the Company (the "Transaction"). The Transaction closed on April 22, 2005.

         The shares of Common Stock which are the subject of this filing and which are beneficially owned by Jeff Macke are deemed to be held by a "controlling person", as defined by the Securities Act of 1933 (the "Act") because Jeff Macke is a director of the Company. As such, limited public market sales of Jeff Macke's shares of Common Stock may occur pursuant to Rule 144 promulgated under the Act ("Rule 144") and private sales under Section 4 of the Act ("Section 4").

         Both Jeff Macke or Mrs. Macke may elect to dispose of additional shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY
        -------------------------------------

         (a) Currently, Jeff Macke beneficially owns 47,300 shares of Common Stock. Based on the number of shares outstanding as of January 30, 2005 as indicated on the Company's annual report on Form 10-K for the period ended January 30, 2005, Jeff Macke beneficially owns 1.06% of all issued and outstanding shares of Common Stock.

         As of this filing, Mrs. Macke beneficially owns 29,676 shares of Common Stock. Based on the number of shares outstanding as of January 30, 2005 as indicated on the Company's annual report on Form 10-K for the period ended January 30, 2005, Mrs. Macke beneficially owns 0.66% of all issued and outstanding shares of Common Stock.


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

         As of this filing, the KAM Trust beneficially owns zero shares of Common Stock.

         (b) Jeff Macke has the sole power (i) to dispose 44,800 shares of Common Stock; and (ii) to vote 44,800 shares of Common Stock. Jeff Macke shares with his wife, the power to vote and dispose of 2,500 shares of Common Stock.

         Mrs. Macke, for herself and on behalf of Kenneth Macke, has the sole power to vote and dispose of 29,676 shares of Common Stock held in the Kenneth
A. Macke IRA.

         The KAM Trust has the sole power to vote and dispose of zero shares of Common Stock.

         (c-d)    None.

         (e)      Jeff Macke - April 7, 2005.

                  Mrs. Macke - April 22, 2005.

                  KAM Trust - April 22, 2005.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
        ------------------------------------------------------------------------

         None.

ITEM 7. EXHIBITS
        --------

        1.   Joint Filing Agreement dated as of April 30, 2005


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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2005

                               /s/ Jeffrey J. Macke
                               -------------------------------------------------
                               Jeffrey J. Macke

April 30, 2005

                               /s/ Kathleen O. Macke
                               -------------------------------------------------
                               Kathleen O. Macke, individually and as power of attorney for Kenneth A. Macke


April 30, 2005                 Kenneth A. Macke Revocable Trust


                               By:  /s/ Kathleen O. Macke
                                    --------------------------------------------
                                    Kathleen O. Macke, Trustee


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


                                    EXHIBIT 1

                             Joint Filing Agreement

     Pursuant to Reg. Section 240.13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, the foregoing Schedule 13D is filed on behalf of Jeffrey J. Macke, Kathleen O. Macke, individually and as power of attorney for Kenneth A. Macke and the Kenneth A. Macke Revocable Trust.

April 30, 2005

                                  /s/ Jeffrey J. Macke
                                  ----------------------------------------------
                                  Jeffrey J. Macke

April 30, 2005

                                  /s/ Kathleen O. Macke
                                  ----------------------------------------------
                                  Kathleen O. Macke, individually and as power
                                  of attorney for Kenneth A. Macke


April 30, 2005                   Kenneth A. Macke Revocable Trust


                                 By:    /s/ Kathleen O. Macke
                                        ----------------------------------------
                                        Kathleen O. Macke, Trustee



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